

October 1, 2021

Julie Baron
President and Chief Operating Officer
Trean Insurance Group, Inc.
150 Lake Street West
Wayzata, MN 55391

> **Re: Trean Insurance Group, Inc.**
> **Form 10-K Filed March 26, 2021**
> **Response dated August 19, 2021**
> **File No. 001-39392**

Dear Ms. Baron:

We have reviewed your August 19, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2021 letter.

Form 10-K Filed March 26, 2021

Item 1. Business, page 6

1.   Please refer to comment 1. Please confirm that you will include your example disclosure in MD&A in all future filings, including all Forms 10-Q.

Reinsurance, page 15

2.   Please refer to comment 3. In all future filings, please ensure your MD&A clearly discusses:
    •   your reinsurance strategy implemented in the current and recent periods presented,
    •   any changes in your strategy during these periods, and
    •   if material, its impact on current and future financial results, metrics and trends.

Investments, page 19

3.　　Please refer to comment 4. Please provide us your analysis that details the impact of the error on net income and earnings per share for the years ended 2020, 2019 and 2018 and the quarters in each of these years.

Form 10-Q for the Fiscal Quarter Ended June 30, 2021

Item 1. Financial Statements, page 3

4.　　In all future filings, please revise your financial statements to label each restated column "as adjusted" and refer to the note that describes the adjustment.

Embedded derivatives, page 22

5.　　Please tell us and revise your disclosure in all future filings to clarify the nature of investment expenses associated with the embedded derivative.

Gains (losses) on embedded derivatives, page 37

6.　　In all future filings, please revise your disclosure to clarify that "Gains (losses) on embedded derivatives" consists of the change in fair value of the embedded derivative and realized investment earnings on investments held under reinsurance agreements.

　　You may contact Mike Volley, Staff Accountant, at 202-221-3437 or Amit Pande, Accounting Branch Chief at 202-551-3423 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance